SUB-ITEM 102J
Changes in registrants certifying accountant

Nuveen Equity Long/Short Fund
Nuveen Growth Fund
each a series in Nuveen Investment Trust II (the  Trust )

811-08333

During the current fiscal period, the Board of Trustees of the above-referenced Trust, upon recommendation of the Audit
Committee, engaged Ernst & Young LLP as the independent registered public accounting firm to the following Funds in Nuveen Investment Trust II:

Nuveen Equity Long/Short Fund
Nuveen Growth Fund

as PricewaterhouseCoopers LLP ( PricewaterhouseCoopers ) was dismissed effective December 23, 2013.

PricewaterhouseCoopers report on the Nuveen Equity
Long/Short Fund and Nuveen Growth Fund for the two most recent fiscal periods ended August 31, 2013 and July 31, 2013, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the fiscal periods ended August 31, 2013 and July 31, 2013 for the Nuveen Equity Long/Short Fund and Nuveen Growth Fund and through the period September 1, 2013 through December 23, 2013, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements.

The Registrant has requested that PricewaterhouseCoopers furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.